Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement Nos. 333-132370 and 333-132370-01

Offering Summary dated November 7, 2008

(Related to the Pricing Supplement No. 2008-MTNDD357, Subject to Completion, Dated November 7, 2008)

Notes Based Upon the Gold Price Due             , 2010

Issuer:	Citigroup Funding Inc.
Security:	Notes Based Upon the Gold Price due 2010
Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because the Notes are not principal protected, you may receive a payment at maturity with a value less than the amount you initially invest.
Rating of the Issuer’s Obligations:	Aa3/AA- (Moody’s/S&P) based upon the Citigroup Inc. guarantee and subject to change during the term of the Notes; however, because the Notes are not principal protected, you may receive a payment at maturity with a value less than the amount you initially invest.
Protection of Initial Investment:	None
Pricing Date:	, 2008.
Issue Date:	, 2008.
Valuation Date:	Five Business Days before the Maturity Date.
Maturity Date	Approximately two years after the Issue Date.
Interest:	None.
Price to Public	Variable, at prevailing market prices or at prices otherwise negotiated.
Payment at Maturity:	For each US$1,000 Note, US$1,000 + Supplemental Return Amount, which may be positive, zero, or negative. Depending on the Gold Price Return, the payment at Maturity can be as high as US$1,450 to US$1,650 (to be determined on the Pricing Date) and as low as US$150.
Supplemental Return Amount:

For each US$1,000 Note:

•       If the Gold Price Return is positive, the Supplemental Return Amount will be positive and will equal US$1,000 x Gold Price Return, provided that the maximum return on the Note is limited to approximately 45% to 65% (approximately 22.50% to 32.50% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Note.

•       If the Gold Price Return is from and including 0% to and including –15%, the Supplemental Return Amount will be zero.

•       If the Gold Price Return is less than –15%, the Supplemental Return Amount will be negative and will equal US$1,000 x (15% + Gold Price Return).

Gold Price Return:	The Gold Price Return will equal the following fraction, expressed as a percentage: Ending Price – Starting Price Starting Price
Underwriting Discount:	0.00%. However, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the Notes declines. You should refer to “Key Risk Factors” below and “Risk Factors Relating to the Notes” and “Plan of Distribution” in the pricing supplement related to this offering for more information.
Sales Commission Earned:	US$15 per Note for each Note sold by a Smith Barney Financial Advisor.
Sales Concession Granted:	Not to exceed US$15 (to be determined on the Pricing Date) per Note for each Note sold by a dealer, including Citicorp Financial Services Corp., Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets.
Starting Price:	$ , the afternoon Gold fixing price per troy ounce of Gold for delivery in London through a member of the LBMA authorized to effect such delivery, stated in U.S. dollars, as calculated by the London Gold Market and displayed on Reuters Screen page “GOFO” on Pricing Date.
Ending Price:	The afternoon Gold fixing price per troy ounce of Gold for delivery in London through a member of the LBMA authorized to effect such delivery, stated in U.S. dollars, as calculated by the London Gold Market and displayed on Reuters Screen page “GOFO” on Valuation Date.
Denominations:	Minimum denominations and increments of US$1,000.
Listing:	None.
Calculation Agent:	Citibank, N.A.
Business Day:	Any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York or in London, England are authorized or obligated by law or executive order to close.
CUSIP:

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup have filed with the SEC for more complete information about Citigroup Funding, Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

This offering summary represents a summary of the terms and conditions of the Notes. We encourage you to read the pricing supplement and accompanying prospectus supplement and prospectus related to this offering.

How The Notes Work

The Notes Based Upon the Gold Price Due 2010 (the “Notes”) are commodity-linked debt securities issued by Citigroup Funding Inc. The Notes have a term of two years and do not offer current income, which means that you will not receive any periodic interest or other payments on the Notes prior to maturity. The Notes offer investors the opportunity to participate in the upside growth potential of the price of gold up to a maximum return on the Notes of approximately 45% to 65% (approximately 22.50% to 32.50% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Notes. As a consequence, in no circumstance will the amount you receive at maturity will be more than approximately US$1,450 to US$1,650 per Note (to be determined on the Pricing Date).

The Notes are not principal protected and do not pay any periodic interest. As described below, the amount you receive at maturity could be less than your initial investment in the Notes and could be as low as $US150 per Note. In this case, your investment in the notes will result in a loss.

You will receive at maturity, for each US$1,000 principal amount of Notes you hold, an amount in cash equal to US$1,000 plus a Supplemental Return Amount, which may be positive, zero or negative. The Gold Price Return will equal the percentage change of the price of gold from the Pricing Date to the Valuation Date.

■

If the Ending Price of gold is greater than its Starting Price, the Supplemental Return Amount will be positive and will equal the product of (1) US$1,000 and (2) the Gold Price Return, provided that the maximum return on the Notes is limited to approximately 45% to 65% (approximately 22.50% to 32.50% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Notes.

■	If the Ending Price of gold is equal to its Starting Price or has decreased by 15% or less from the Starting Price, the
Supplemental Return Amount will equal zero. As a result, the amount you receive at maturity will be US$1,000 per Note.

■

If the Ending Price of gold is less than the Starting Price and has decreased by more than 15% from the Starting Price, the Supplemental Return Amount will be negative and will equal the product of (1) US$1,000 and (2) 15% plus the Gold Price Return. As a result, the amount you receive at maturity will be less than the principal amount of your investment and could be as low as $US150.

Type of Investor

These Notes are not a suitable investment for investors who require regular fixed income payments since no payments will be made prior to maturity. These Notes may be an appropriate investment for the following types of investors:

■	Investors looking for exposure to commodity-linked investments who are willing to forego current income

■	Investors expecting appreciation in the price of gold over the term of the Notes.

■	Investors looking for upside exposure to the potential appreciation in the price of gold, subject to a maximum return.

■	Investors willing to accept the risk of losing up to 85% of the principal amount of their investment.

The Notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding and, as a result of the guarantee, any payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

The Notes are not deposits or savings accounts, are not insured by the Federal Deposit Insurance Corporation (“FDIC”) or by any other governmental agency or instrumentality, and are not guaranteed by the FDIC under the Temporary Liquidity Guarantee Program.

Benefits of the Notes

■	Return Potential

The Supplemental Return Amount payable at maturity is based on the percentage change in the price of gold, enabling you to participate in the potential appreciation in the price of gold during the term of the Notes, subject to a maximum return amount, without directly investing in gold. If the Ending Price of gold is greater than the Starting Price, you will participate in the appreciation, up to a maximum return on the Notes of approximately 45% to 65% (approximately 22.50% to 32.50% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount, or approximately US$1,450 to US$1,650 (to be determined on the Pricing Date) per Note.

■	Limited Protection Against Loss in Limited Circumstances

At maturity you will receive your original investment in the Notes even if the Ending Price is less than the Starting Price, as long as the Ending Price has not declined by more than 15% from the Starting Price. In this case, you will not suffer the same loss that a direct investment in gold would produce. However, if the Ending Price is less than the Starting Price by more than 15%, the maturity payment will be less than your original investment in the Notes and could be as low as $US150.

■	Diversification

The Notes are linked to the price of gold and may allow you to diversify an existing portfolio mix of stocks, bonds, mutual funds and cash.

Key Risk Factors for the Notes

■	No Principal Protection

The amount of the maturity payment will depend on the change in the price of gold from the Pricing Date to the Valuation Date. If the Ending Price of gold has decreased by more than 15% from the Starting Price, the amount you receive at maturity will be less than the amount of your initial investment in the Notes and could be as low as $US150, even if the price of gold exceeded the Starting Price at one or more times during the term of the Notes.

■	Appreciation Is Capped

Because the return on the Notes will be capped at approximately 45% to 65% (approximately 22.50% to 32.50% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Notes, the maximum amount you could receive at maturity is approximately US$1,450 to US$1,650 (to be determined on the Pricing Date) per Note. Thus, the Notes may provide less opportunity for appreciation than an investment in an instrument directly linked to the price of gold and not subject to a cap.

■	No Periodic Payments

You will not receive any periodic payments of interest or any other periodic payments on the Notes.

■	Potential for a Lower Comparable Yield

The maturity payment is linked to the price of gold, which will fluctuate in response to market conditions. As a result, if the Ending Price of gold is less than         %, the effective yield on the Notes will be lower than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

■	Gold Prices are Highly Volatile and Affected by Many Complex Factors

Prices of gold are highly volatile and are affected by numerous factors. These include economic factors, including, among other things, the structure of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market. It is not possible to predict the aggregate effect of all or any combination of these factors on the price of gold. If these factors result in a decrease in gold prices, it may reduce the amount of the maturity payment and/or the value of the Notes in the secondary market.

■	The United States Federal Income Tax Consequences of the Notes are Uncertain

No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain. No ruling is being requested from the Internal Revenue Service with respect to the Notes and no assurance can be given that the Internal Revenue Service will agree with the conclusions expressed under “Certain U.S. Federal Income Tax Considerations.”

■	Secondary Market May Not Be Liquid

The Notes will not be listed on any exchange. There is currently no secondary market for the Notes. Citigroup Global Markets Inc. and/or other of Citigroup Funding’s affiliated dealers currently intend, but are not obligated, to make a market in the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes.

■	Resale Price of the Notes May Be Lower Than Your Initial Investment

Due to, among other things, changes in the price of gold, interest rates and Citigroup Funding and Citigroup Inc.’s perceived creditworthiness, the Notes may trade at prices below their initial issue price. You could receive substantially less than the amount of your investment if you sell your Notes prior to maturity.

■	Citigroup Inc. Credit Risk

The Notes are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the Notes.

■	Fees and Conflicts

Citibank, N.A. and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading of gold or other instruments, such as options, swaps or futures, based upon the price of gold, by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities with respect to gold and Citibank,

N.A.’s role as the Calculation Agent for the Notes may result in a conflict of interest.

The Gold Price

General

The Supplemental Return Amount, if any, will be determined by reference to the price of a troy ounce of gold for delivery in London, generally known as the “London PM Fix.” The London PM Fix of gold price is set by the five members of the London Gold Market Fixing Ltd. during the afternoon session of the twice daily gold price fix which starts at 3:00 p.m. London, England time. During each session, orders are placed either with one of the five fixing members or with another bullion dealer who will then be in contact with a fixing member during the fixing. The fixing members net-off all orders when communicating their individual net interest at the fixing. The fix begins with the fixing chairman suggesting a “trying price,” reflecting the market price prevailing at the opening of the fix. This is relayed by the fixing members to their dealing rooms, which have direct communication with all interested parties. Any market participant may enter the fixing process at any time, or adjust or withdraw its order. The gold price is adjusted up or down until all the buy and sell orders are matched, at which time the price is declared fixed. All fixing orders are transacted on the basis of this fixed price, which is instantly relayed to the market through various media. As of November 6, 2008 the five members of the London Gold Market Fixing Ltd. were the Bank of Nova Scotia—Scotia Mocatta, Barclays Capital, Deutsche Bank AG London, HSBC and Société Générale Corporate and Investment Banking.

You should refer to the pricing supplement related to this offering for additional information on the price of gold.

We have derived all information regarding the London PM Fix of Gold Price from publicly available sources without independent verification. Such information reflects the policies of, and is subject to change without notice by, the London Gold Market Fixing Ltd. We make no representation or warranty as to the accuracy or completeness of such information.

Historical Data on the Gold Price

The following table sets forth, for each of the quarterly periods indicated, the high and low London PM Fix of Gold Price, as reported by Reuters. These historical data on the price of gold are not indicative of the future performance of the price of gold or what the value of the Notes may be. Any historical upward or downward trend in the price of gold during any period set forth below is not an indication that the price of gold is more or less likely to increase or decrease at any time over the term of the Notes.

	High	Low
2003
Quarter
First	$382.1000	$329.4500
Second	$371.4000	$319.9000
Third	$390.7000	$342.5000
Fourth	$416.2500	$370.2500
2004
Quarter
First	$425.5000	$390.5000
Second	$427.2500	$375.0000
Third	$415.6500	$387.3000
Fourth	$454.2000	$411.2500
2005
Quarter
First	$443.7000	$411.1000
Second	$440.5500	$414.4500
Third	$473.2500	$418.3500
Fourth	$536.5000	$456.5000
2006
Quarter
First	$584.0000	$524.7500
Second	$725.0000	$567.0000
Third	$663.2500	$573.6000
Fourth	$648.7500	$560.7500
2007
Quarter
First	$685.7500	$608.4000
Second	$691.4000	$642.1000
Third	$743.0000	$648.7500
Fourth	$841.1000	$725.5000
2008
Quarter
First	$1,011.2500	$846.7500
Second	$946.0000	$853.0000
Third	$986.0000	$740.7500
Fourth (through November 6)	$903.5000	$712.5000

The London PM Fix of a troy ounce of gold on November 6, 2008, as reported on Reuters Page “GOFO,” was US$754.50.

Hypothetical Maturity Payment Examples

The examples of hypothetical maturity payments set forth below are intended to illustrate the effect of different Ending Prices on the amount payable on the Notes at maturity. All of the hypothetical examples are based on the following assumptions:

■	Issue Price: US$1,000 per Note

■	Starting Price: US$750.00

■	Limited Protection at Maturity: 15% (US$150 per Note)

■	Maximum Return: 55% (US$550 per Note)

■	Downside Barrier Price: $637.50 (85% of Starting Price)

■	Issue Date: November 21, 2008

■	Maturity Date: , 2010

■	The Notes are purchased on the Issue Date and are held through the Maturity Date.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual maturity payment will depend on the actual Starting Price, Ending Price, Downside Barrier Price, Maximum Return and Supplemental Return Amount on the Notes.

Hypothetical Ending Price of Gold	Hypothetical Gold Price Return (without cap)	Hypothetical Return on the Notes (1)	Hypothetical Supplemental Return Amount per Note (2)		Hypothetical Maturity Payment per Note (3)		Hypothetical Per Annum Return on the Notes (4)
US$300	-60.000%	-45.00%	-US$	450.00	US$	550.00	-22.50%
$325	-56.667%	-41.67%	-$	416.67		$583.33	-20.83%
$350	-53.333%	-38.33%	-$	383.33		$616.67	-19.17%
$375	-50.000%	-35.00%	-$	350.00		$650.00	-17.50%
$400	-46.667%	-31.67%	-$	316.67		$683.33	-15.83%
$425	-43.333%	-28.33%	-$	283.33		$716.67	-14.17%
$450	-40.000%	-25.00%	-$	250.00		$750.00	-12.50%
$475	-36.667%	-21.67%	-$	216.67		$783.33	-10.83%
$500	-33.333%	-18.33%	-$	183.33		$816.67	-9.17%
$525	-30.000%	-15.00%	-$	150.00		$850.00	-7.50%
$550	-26.667%	-11.67%	-$	116.67		$883.33	-5.83%
$575	-23.333%	-8.33%	-$	83.33		$916.67	-4.17%
$600	-20.000%	-5.00%	-$	50.00		$950.00	-2.50%
$625	-16.667%	-1.67%	-$	16.67		$983.33	-0.83%
$650	-13.333%	0.00%		$0.00		$1,000.00	0.00%
$675	-10.000%	0.00%		$0.00		$1,000.00	0.00%
$700	-6.667%	0.00%		$0.00		$1,000.00	0.00%
$725	-3.333%	0.00%		$0.00		$1,000.00	0.00%
$750	0.000%	0.00%		$0.00		$1,000.00	0.00%
$775	3.333%	3.33%		$33.33		$1,033.33	1.67%
$800	6.667%	6.67%		$66.67		$1,066.67	3.33%
$825	10.000%	10.00%		$100.00		$1,100.00	5.00%
$850	13.333%	13.33%		$133.33		$1,133.33	6.67%
$875	16.667%	16.67%		$166.67		$1,166.67	8.33%
$900	20.000%	20.00%		$200.00		$1,200.00	10.00%
$925	23.333%	23.33%		$233.33		$1,233.33	11.67%
$950	26.667%	26.67%		$266.67		$1,266.67	13.33%
$975	30.000%	30.00%		$300.00		$1,300.00	15.00%
$1,000	33.333%	33.33%		$333.33		$1,333.33	16.67%
$1,025	36.667%	36.67%		$366.67		$1,366.67	18.33%
$1,050	40.000%	40.00%		$400.00		$1,400.00	20.00%
$1,075	43.333%	43.33%		$433.33		$1,433.33	21.67%
$1,100	46.667%	46.67%		$466.67		$1,466.67	23.33%
$1,125	50.000%	50.00%		$500.00		$1,500.00	25.00%
$1,150	53.333%	53.33%		$533.33		$1,533.33	26.67%
$1,175	56.667%	55.00%		$550.00		$1,550.00	27.50%
$1,200	60.000%	55.00%		$550.00		$1,550.00	27.50%

(1)	The Hypothetical Return on the Notes equals:
•	If the Gold Price Return is positive, the Hypothetical Return on the Notes will equal the Gold Price Return, subject to the Maximum Return of 55% (27.50% per annum on a simple interest basis).
•	If the Gold Price Return is from and including 0% to and including –15%, the Hypothetical Return on the Notes will equal zero.
•	If the Gold Price Return is less than –15%, the Hypothetical Return on the Notes will equal (15% + Gold Price Return).

(2)	Hypothetical Supplemental Return Amount per Note = US$1,000 x Hypothetical Return on the Notes.

(3)	Hypothetical Maturity Payment per Note = US$1,000 + Hypothetical Supplemental Return Amount.

(4)	The Hypothetical per Annum Return on the Notes is simple interest and not compounded annually.

Certain U.S. Federal Income Tax Considerations

The following summarizes certain federal income tax considerations for U.S. investors (“U.S. Holders”) and certain non-U.S. investors described below that are initial holders of the Notes and that hold the Notes as capital assets. For U.S. federal income tax purposes, the Notes generally should be treated as a cash-settled prepaid forward contract, subject to a floor, on the price of gold on the Valuation Date, pursuant to which forward contract, at maturity the U.S. Holder will receive the cash value of the price of gold subject to certain adjustments. The amounts invested by a U.S. Holder should be treated as a cash deposit that will be used to satisfy the holder’s obligation under the Note. Thus a U.S. Holder’s tax basis in a Note generally will equal the holder’s cost for that Note. Under the above characterization, at maturity or upon the sale or other taxable disposition of a Note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount the U.S. Holder receives and the holder’s tax basis in the Notes. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the Notes for more than one year at the time of disposition.

No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain. Accordingly, a prospective investor (including a tax-exempt investor) in the Notes should consult his or her tax advisor in determining the tax consequences of an investment in the Notes, including the application of State, Local or other tax laws and the possible effects of changes in Federal or other tax laws.

It is also possible that future regulations or other IRS guidance would require you to accrue income on the Notes on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the Notes in another manner that significantly differs from the agreed-to treatment discussed above. The IRS and U.S. Treasury Department issued a notice (the “Notice”) that requests public comments on a comprehensive list of tax policy issues raised by prepaid forward contracts, which include financial instruments similar to the Notes. The Notice contemplates that such instruments may become subject to taxation on a current accrual basis under one or more possible approaches, including a mark-to-market methodology; a regime similar to the Contingent Payment Regulations; categorization of prepaid forward contracts as debt; and treatment of prepaid forward contracts as “constructive ownership” transactions. The Notice also contemplates that all (or significant portions) of an investor’s returns under prepaid forward contracts could be taxed at ordinary income rates (as opposed to capital gains rates). It is currently impossible to predict what guidance, if any, will be issued as a result of the Notice, and whether any such guidance could have retroactive effect.

In addition, legislation has been introduced for consideration in the United States Congress that, if enacted into law, would require current accrual of interest income on prepaid derivative contracts with a term of more than one year (which would include financial instruments similar to the Notes) acquired after the date of the legislation’s enactment. The legislation also would implement special income accrual rules for publicly traded prepaid derivative contracts. The schedule for consideration of this legislation and the outcome of the legislative process currently is uncertain. Any capital gain realized by a holder that is not a U.S. person (“Non-U.S. Holder”) upon the sale or other disposition of the Notes should not be subject to U.S. federal income tax if:

■	such gain is not effectively connected with a U.S. trade or business of such holder, and

■

in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition or the gain is not attributable to a fixed place of business maintained by such individual in the United States.

In the Notice discussed above, the IRS and U.S. Treasury Department specifically question whether, and to what degree, payments (or deemed accruals) in respect of a prepaid forward contract should be subject to withholding. Accordingly, it is possible that future guidance could be issued as a result of the Notice requiring us to withhold on payments made to non-U.S. Holders under the Notes.

You should refer to the preliminary pricing supplement related to this offering for additional information relating to U.S. federal income tax and should consult your own tax advisors to determine tax consequences particular to your situation.

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Notes as long as either (A)(1) no Citigroup Global Markets affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Notes or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the pricing supplement related to this offering for more information.

Additional Considerations

If the London PM Fix of the gold price is not available on Reuters Page “GOFO,” or any successor page thereto, on the Valuation Date, the Calculation Agent may determine the Ending Price in accordance with the procedures set forth in the pricing supplement related to this offering. You should refer to the section “Description of the Notes— Supplemental Return Amount” in the pricing supplement for more information.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority.

Client accounts over which Citigroup Inc. or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

© 2008 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.